Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS PROVIDES CLARIFICATION ON MEDIA REPORTS RELATED TO THE TARKWA MINING LEASE RENEWAL PROCESS Gold Fields notes recent media reports referencing the process currently underway with the Government of Ghana with respect to the renewal of the Tarkwa mining leases. The Company confirms, as previously announced, that Gold Fields Ghana Limited (GFGL), a 90% held subsidiary of Gold Fields and the holding company for the Tarkwa mine submitted an early application for the five Tarkwa mining leases that are due for renewal in April 2027, consistent with the agreement reached with the Government of Ghana in April 2025. Subsequent to this submission in November 2025, Gold Fields has held several engagements with the Government of Ghana, with the discussions now focusing on the terms of the mining lease renewals. The outcome, timing and terms of the lease renewals remain the subject of these ongoing engagements with the Government of Ghana. Gold Fields remains committed to both the Tarkwa mine and its continued operation in Ghana. Given the Company’s experience of delivering safe and responsible mining operations, employment creation and partnerships in Ghana, together with its global technical expertise and investment capacity, Gold Fields believes it is well positioned, subject to the outcome of the renewal process, to continue operating and growing the Tarkwa mine beyond the current life of mine, creating shared value for both Ghana and Gold Fields. The Company will provide further updates on the Tarkwa lease renewals should there be any material developments. ENDS For investor enquiries, contact: Jongisa Magagula Tel: +27 11 562 9775 Email: Jongisa.Magagula@goldfields.com For media enquiries, contact: Kershnee Govender Tel: +27 11 562 9700 Email: Kershnee.Govender@goldfields.com 22 June 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, anticipated benefits of acquisitions or joint ventures, ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the five Tarkwa mining leases and Development Agreement expiring in April 2027), including the satisfaction of the conditions of such licences or other interests, ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.